Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 **F** (416) 947-0395
www.scottwilson.com

CONSENT OF AUTHOR

March 13, 2009

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

MAG SILVER CORP. (the "Company")

I refer to the annual information form of the Company dated March 13, 2009 (the "AIF") and the technical information (the "Technical Information") contained in press releases dated February 24, 2009 and March 4, 2009 (the "Press Releases"), which I have prepared for the Company.

Pursuant to Section 8.3 of **National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*"** this letter constitutes the consent of the undersigned to the inclusion in the AIF of the Technical Information.

I also confirm (a) that I have read the AIF, including the written disclosure of the Technical Information contained in the AIF or incorporated therein by reference and (b) that the AIF fairly and accurately represents the information in the Press Releases that supports the disclosure set out in the AIF.

(Signed) "William E. Roscoe"

____

William E. Roscoe, Ph.D., P.Eng.

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

Scott Wilson

CONSENT OF AUTHOR

March 13, 2009

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

MAG SILVER CORP. (the "Company")

I refer to the annual information form of the Company dated March 13, 2009 (the "AIF") and the technical information (the "Technical Information") contained in press releases dated February 24, 2009 and March 4, 2009 (the "Press Releases"), which I have prepared for the Company.

Pursuant to Section 8.3 of **National Instrument 43-101 – *"Standards of Disclosure for Mineral Projects"*** this letter constitutes the consent of the undersigned to the inclusion in the AIF of the Technical Information.

I also confirm (a) that I have read the AIF, including the written disclosure of the Technical Information contained in the AIF or incorporated therein by reference and (b) that the AIF fairly and accurately represents the information in the Press Releases that supports the disclosure set out in the AIF.

(Signed) "David A. Ross"

____

David A. Ross, M.Sc., P.Geo.